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                                                                       EXHIBIT 3

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                      FOR THE YEAR ENDED DECEMBER 31, 2003

THE FOLLOWING INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003 AND RELATED NOTES PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

OVERVIEW

ID Biomedical Corporation (`the Company') is a biotechnology company focused on the development of proprietary subunit vaccines including those based on its Proteosome(TM) protein intranasal adjuvant/delivery technology. The Company is developing subunit vaccines for the prevention of a number of different diseases. Subunit vaccines differ from traditional vaccines in that they consist of proteins or other components of the organism rather than the whole, live organism. The Company's product candidates in clinical development are:

StreptAvax(TM) vaccine, a multivalent subunit vaccine against group A streptococcus. A prototype formulation of this vaccine has been tested in human clinical trials in the United States in collaboration with the University of Tennessee and the United States National Institutes of Health, and a more advanced formulation is currently being tested in human clinical trials with Dalhousie University in Canada; and

FluINsure(TM) vaccine, an intranasally delivered subunit influenza ("flu") vaccine, which has been tested in a Phase I Clinical Trial at the University of Rochester, two Phase II Clinical Trials in Canada, Phase II challenge trials in the United Kingdom, and is currently being tested in a 1360 person field efficacy trial in Canada.

The Company also has pre-clinical research programs that include the possible development of an allergy vaccine, a vaccine against respiratory syncitial virus
(RSV) and vaccines against biological warfare agents. All of the Company's pre-clinical research programs are based on a potential platform vaccine technology for the intranasal delivery of vaccine antigens.
This proprietary platform is trademarked Proteosome(TM) technology.

In addition to the Company's main business, the Company also owns and licenses rights to a proprietary genomics analysis system, Cycling Probe(TM) Technology
(CPT). The Company is licensing CPT and its patents in signal amplification to other parties in the genomics and diagnostic industry for further product and technology development. Currently, the Company has licensing arrangements in place with Applied Biosystems, Mitsubishi Chemical Corporation, Apogent Inc., and Takara Biomedical Group ("Takara").

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A reconciliation of amounts presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") is described in Note 21 to our consolidated financial statements for the year ended December 31, 2003. These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates and assumptions are made. Actual results could differ from our estimates. Areas of significant estimates include valuation and amortization of medical technology and recognition of deferred revenue.

The significant accounting polices that we believe are the most critical in fully understanding and evaluating our reported financial results include the following:

o Revenue recognition
o Medical technology

REVENUE RECOGNITION

Our revenue to date has been derived from several sources including licensing fees which are comprised of initial fees and milestone payments from our CPT partnering arrangements. Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when the Company has no further involvement or obligation to perform under the arrangement. Initial fees and milestone payments which require ongoing involvement or licensing are deferred and amortized into income over the estimated period of our ongoing involvement or licensing. If we determine that a company used our technology prior to signing a license, then a



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portion of the initial fee may be recognized upon signing the agreement to account for such prior use. Changes in our contractual arrangements or the nature or extent of our ongoing involvement on existing contracts in the future may impact the extent and timing of our revenue recognition.

Revenue from the Company's research and development contracts is recorded at the time the research and development activities are performed in accordance with the terms of the specific contracts.

MEDICAL TECHNOLOGY

The Company capitalizes the cost of acquiring medical technology. Costs are amortized over the estimated useful life of the technology once use of the related product commences or once the Company enters into a licensing agreement with respect to the technology. We determine the estimated useful lives for medical technology based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. We review the carrying value of our intangible assets on an annual basis to determine if there has been a change in any of these factors. A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

CHANGES IN ACCOUNTING POLICIES

During the year the Company adopted the revised recommendations contained in the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870 - Stock Based Compensation. Under the new pronouncements, the Company has chosen to prospectively adopt the fair value method of accounting for all employee and non-employee stock-based compensation granted, modified or settled on or after January 1, 2003. No retroactive restatement is required and adoption of the recommendation has no effect on the prior period consolidated financial statements. Prior to the adoption of the fair value method, the Company had used the settlement method for the recording of stock-based compensation. No compensation expense was recognized for the plan when stock or stock options were issued to employees. The adoption of this accounting policy resulted in the recognition of $1.7 million in compensation expense for the year ended December 31, 2003. The Company has disclosed the pro forma effects to the loss for the year and loss per share as if the fair value method had been used for all awards including those granted prior to January 1, 2003.

We use the Black-Scholes option pricing model to calculate the fair value of the stock options granted, modified or settled. Our current weighted average assumptions include: an expected life of 4.35 years, a risk free interest rate of 3.82% and annualized volatility of 84.92%. A change in any of these assumptions could impact earnings.

RESULTS FROM OPERATIONS

The Company recorded a net loss of $31.9 million ($0.89 per share) for the year ended December 31, 2003 compared to net loss of $14.5 million ($0.46 per share) for the year ended December 31, 2002. Provided below is selected financial information for each of the eight most recently completed quarters.

REVENUES

For the year ended December 31, 2003, the Company's revenues totaled $6.8 million compared to $10.9 million in 2002. The decrease in revenue over the comparable period is attributable to genomic licensing revenues recognized in January 2002 as a result of the Company's agreement with Takara.

Deferred licensing revenue in the amount of $2.7 million was recognized for the year ended December 31, 2003, compared to $2.6 million in 2002. Based on the Company's current licensing agreements, amortization of deferred licensing revenue is expected to continue at the present amount through October 2006. The amortization of deferred licensing revenue does not result in additional cash to the Company.

Research and development contract revenue in the amount of $4.1 million was recorded for the year ended December 31, compared to nil in 2002. Research and development contract revenue increased as a result of agreements executed during 2003 with Dynport Vaccine Company for the development of an antigen for a subunit plague vaccine.

We may receive licensing fees and research and development contract revenue in the future from existing and new agreements. The extent and timing of such additional licensing fees and contract revenue, if any, will be dependent upon the overall structure and, terms and conditions of current and any future agreements.



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EXPENDITURES

RESEARCH AND DEVELOPMENT
Research and development expenditures consist primarily of costs associated with clinical development programs, research and development contracts, and other research programs including gene-based testing (CPT); accordingly, we track expenditures by these segments.

For the years ending December 31, 2003 and 2002 approximately 86% and 83% of our net research and development expenditures were spent on clinical development programs, approximately 11% and nil were spent on activities relate to research and development contracts, and approximately 3% and 17% were spent on other research programs including gene-based testing.

Net research and development expenses increased $16.9 million, or 136%, to $29.3 million for the year ended December 31, 2003 compared to the year ended December 31, 2002. Significant changes for the year ended December 31, 2003 compared to 2002 include an increase in external contracts of $9.8 million in support of human clinical trials of the Company's FluINsure(TM) vaccine and StreptAvax(TM) vaccine product candidates. In addition, employee related expenses increased $4.9 million; $1.2 million of this increase is attributable to stock option compensation expense, and the remaining is a result of personnel growth to support the development, clinical testing and manufacturing for the Company's FluINsure(TM) vaccine and StreptAvax(TM) vaccine product candidates.

Research and development costs are reported net of grants received or receivable from Technology Partnerships Canada ("TPC") and provincial government investment tax credits. TPC grants totaled $1.8 million for the year ended December 31, 2003 compared to $2.0 million in 2002. During 2003, the Company attained its total allowable funding under the TPC agreement. Provincial government investment tax credits totaled $0.6 million for the year ended December 31, 2003 as compared to $0.8 million in 2002.

In the future we expect increases in expenses related to the development, manufacturing and clinical trial related expenses associated with the continued advancement of the Company's FluINsure(TM) vaccine and StreptAvax(TM) vaccine product candidates.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased $1.9 million, or 40% to $6.7 million for the year ended December 31, 2003 compared to the year ended December 31, 2002. This increase is attributable to stock option compensation expense of $0.5 million and other increases associated with continued development of our finance, human resources and business development activities.

For 2004, a moderate increase in general and administrative expenses is expected to support the continued advancement of the Company's vaccine products and business development activities.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense relates to facilities and equipment, patent and trademark rights, and medical technology and other assets. Depreciation and amortization expense increased $0.3 million, or 8%, to $4.3 million for the year ended December 31, 2003 compared to the year ended December 31, 2002.

We believe that depreciation and amortization expense will increase in 2004 due to capital asset additions necessary to support the Company's vaccine product candidates.

INVESTMENT AND OTHER INCOME

Investment and other income increased $0.9 million, or 170%, to $1.5 million for the year ended December 31, 2003 compared to the year ended December 31, 2002. This increase is a result of greater interest income from significantly higher levels of cash and short term investments resulting from the Company's 2003 financing activities. In addition the Company recognized a foreign exchange loss of $0.1 million for the year ended December 31, 2003 as compared to a loss of $0.2 million in 2002.

The Company expects investment and other income will continue to fluctuate in relation to cash balances, interest rates, and foreign exchange rates.



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GAIN ON SALE (LOSS ON WRITE-DOWN) OF SHORT TERM INVESTMENT

In January of 2003, the Company sold its investment in Third Wave Technologies Inc. for $2.5 million resulting in a gain of $1.7 million. The Company recognized a $3.8 million loss on write down on this investment in 2002.

LOSS ON DISPOSAL OF MEDICAL TECHNOLOGY AND OTHER ASSETS

For the year ended December 31, 2003 the Company recorded a $1.6 million loss from the disposal of medical technology and other assets. This amount represents the unamortized portion of medical technology and patent rights, less the termination of an obligation classified as a long-term debt, related to research programs targeting possible vaccines against Mycobacterium tuberculosis and against E.coli, which the Company is no longer pursuing. The Company did not record any loss on disposal of medical technology and other assets in 2002.

INCOME TAXES

For the year ended December 31, 2003 the Company recorded income taxes in the amount of $0.02 million compared to $0.8 million in 2002. Income tax amounts represent foreign withholding taxes on licensing payments received from Takara.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has financed its technology acquisitions, research and development activities and capital expenditures from the licensing of the Company's technologies, private and public equity financing, and leasing transactions. The Company has also received proceeds from contract revenue related to collaborative research and development agreements with corporate partners, and grants from government agencies.

We expect future funding to be provided though public equity financing and contract revenue from collaborative research and development agreements.

The Company's primary objective for the investment of funds is to preserve the Company's cash for the continued advancement of the Company's FluINsure(TM) vaccine and StreptAvax(TM) vaccine product candidates, research, and other operating expenditures by investing in low risk, readily marketable securities. The Company had cash and short-term investments of $156.2 million at December 31, 2003 as compared to $23.8 million at December 31, 2002. The Company's working capital increased to $149.0 million at December 31, 2003 compared to $20.7 million at December 31, 2002. This increase is the result of the Company's May 2003 equity and October 2003 unit offerings less the funding of the Company's research, development and manufacturing activities. Also impacting the Company's liquidity and capital resources are the exercise of stock options, debt repayment and additions of facilities and equipment, patent and trademark rights, and medical technology and other assets.

Cash used in operating activities was $22.9 million for the year ended December 31, 2003 compared to $7.2 million in 2002. The increase in cash used in operating activities results from increases in net research and development expenses associated with the development, manufacturing, and clinical trial expenses of the Company's FluINsure(TM) vaccine and StreptAvax(TM) vaccine product candidates, changes in non-cash working capital items and a one-time initial licensing payment received from Takara in early 2002.

Additions to facilities and equipment were $5.3 million for the year ended December 31, 2003 compared to $1.7 million in 2002. This increase is associated with facility expansion to support the clinical and manufacturing development of the Company's vaccine product candidates.

Patent and trademark rights added during the year ended December 31, 2003 totaled $0.3 million compared to $0.4 million in 2002.

Additions to medical technology were $0.01 million for the year ended December 31, 2003 compared to $0.6 million for the same period in 2002.

Proceeds from the issuance of common shares and stock purchase warrants, net of issue costs, was $160.1 million for the year ended December 31, 2003 compared to $6.0 million in 2002. This increase is the result of the Company's equity and unit offerings that were completed on May 28 and October 28, 2003, respectively, and the exercise of stock options.



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For the year ended December 31, 2003, the Company made debt payments, including payments of obligations under capital leases, totaling $1.1 million. Debt payments in 2002 totaled $2.4 million. Required additional principal payments on capital leases are $0.2 million. In addition the Company has entered into operating lease agreements for office and laboratory space and office equipment. The minimum annual commitments related to these agreements and the Company's capital leases are as follows:

We have no relationships with any "special purpose" entities and have no commercial commitments with related parties. The only contractual obligations are in the form of operating leases, capital leases, and future research and development expenditures.

We expect that our available cash resources, working capital, expected interest income, expected licensing revenue, estimated funding from corporate partnerships and proceeds from our equity and unit offerings, should be sufficient to satisfy the funding of existing product development programs and other operating and capital requirements for at least the next 24 months. The amount of the expenditures that will be necessary to execute our business plan is subject to numerous uncertainties, which may adversely affect liquidity and capital resources to a significant extent. Our two lead product candidates, StreptAvax(TM) vaccine and FluINsure(TM) vaccine, are in human clinical trials. Completion of clinical trials may take several years or more, but the length of time generally varies substantially according to the type, complexity, novelty and intended use of a product. The duration and the cost of clinical trials may vary significantly over the life of a project as a result of unanticipated developments arising during the clinical trials and the duration and cost therefore cannot be estimated.

RISKS AND UNCERTAINTIES

The Company will require additional capital to fund its ongoing research and development, product development, and other operating activities. As a result, the Company intends to seek funds from a variety of sources, including corporate alliances, cooperative research and development agreements and other financing arrangements. In addition, the Company will likely issue securities if it determines that additional capital could be obtained under favorable conditions. However, there can be no assurance that these funds will be available on favorable terms, if at all.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with the Company's business. Operating risks include (i) the Company's ability to successfully complete pre-clinical and clinical development of its products, (ii) the Company's ability to obtain and enforce timely patent and other intellectual property protection and to avoid or license third party intellectual property covering its technology and products, (iii) decisions, and the timing of decisions, made by health regulatory agencies regarding approval of the Company's products, (iv) the Company's ability to complete and maintain corporate alliances relating to the development and commercialization of its technology and products, (v) market acceptance of the Company's technology and products, (vi) the competitive environment and impact of technological change, and (vii) the continued availability of capital to finance the Company's activities.

FORWARD-LOOKING STATEMENTS AND CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

The information in this annual report contains so-called "forward-looking" statements. These include statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which may be indicated by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes", and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks and uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the possibility that the transaction currently proposed between Shire Pharmaceuticals Group plc and ID Biomedical will take longer than expected to complete; (ii) the possibility that some or all of the conditions of closing for such transaction will not be satisfied or waived and that such transaction will, therefore, be terminated before it is completed; (iii) the possibility that the terms of such transaction will be altered prior to completion thereof, including as may be required to satisfy conditions of required regulatory consents; (iv) the ability to successfully complete preclinical and clinical development of its products; (v) the ability to obtain and enforce timely patent and intellectual property protection for its technology and products; (vi) the ability to avoid, either by product design, licensing arrangement or otherwise, infringement of third parties' intellectual property; (vii) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing; (viii) the ability to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; (ix) market acceptance of its technology and product; and (x) the competitive environment and impact of technological change. There is no guarantee that the development path from Phase I to Phase II to Phase III and so on will be either linear or successful. ID Biomedical bases its




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forward-looking statements on information currently available to it, and assumes no obligation to update them.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements contained in this annual report have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of these financial statements are the responsibility of management. In addition, management is responsible for all other information in this annual report and for ensuring that this information is consistent, where appropriate, with the information contained in the financial statements.

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The financial statements include amounts, which are based on the best estimates and judgments of management. The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control and, exercises this responsibility principally through the Audit Committee. The Audit Committee consists of six directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the financial statements prior to their presentation to the Board of Directors for approval.

The Company's auditors, KPMG, LLP, have conducted an independent examination of the financial statements. Their examination includes a review of the Company's system of internal controls and appropriate tests and procedures to provide reasonable assurance that the financial statements are, in all material respects, presented fairly and in accordance with accounting principles generally accepted in Canada.




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